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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [ X ]       Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes  [   ]       No [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)


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GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:

GigaMedia Board Resolves Not To Pursue Management Group Offer To Privatize Company; Board Changes Announced
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[GIGAMEDIA LOGO]



               GIGAMEDIA BOARD RESOLVES NOT TO PURSUE MANAGEMENT
                        GROUP OFFER TO PRIVATIZE COMPANY


                            BOARD CHANGES ANNOUNCED

TAIPEI, Taiwan, July 16, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced that the Company today held a special meeting of the board of directors to discuss the offer from GigaMedia's senior management team (the "Management Group") to privatize the Company.
 At this meeting, the special committee created by the board of directors to consider the Management Group's offer recommended to the board of directors that the Company not pursue the offer. The board of directors, after considering carefully the recommendation of the special committee and other relevant factors, resolved to not pursue the offer from the Management Group. Previously, on July 14, 2003, the Management Group had extended its offer to July 16, 2003, which was due to expire on July 14, 2003.

The Management Group indicated in its discussions with the board of directors that the Management Group intends to continue to review privatization options going forward in response to potential low market valuations, liquidity and other factors.

In connection with the offer to privatize the company, GigaMedia announced on June 5, 2003 that the chairman of the board of directors of the Company, Mr. Nelson Chang, had tendered his resignation as chairman of GigaMedia and a member of the board. Mr. Chang's resolution was contingent upon resolution of the offer made by the Management Group and will now take effect at the end of the business day on Friday, July 18, 2003 Taiwan time.

The Company thanks Mr. Chang for his leadership and the significant contributions he made over the past two years to align the company's operating philosophy with market conditions. During Mr. Chang's tenure, GigaMedia achieved rapid improvements in its financial performance. In the Company's online operations, from 1Q01 to 1Q03 subscribers grew 47%, from 70,437 to 103,375. Total revenues increased 83%, from NT$88,168,363 to NT$161,199,976, while total costs and expenses during the same period declined 61%, from NT$509,673,310 to NT$199,789,650. The Company also acquired Taiwan's two leading music store chains, which resulted in total consolidated revenue growth of 937% during this period to NT$914,078,004.

Commenting on his work with GigaMedia and his decision to resign, Mr. Chang said, "During the past two years we have faced many challenges, yet managed to strengthen the company's competitive position and financial performance. I am proud of our achievements, and have great respect for the management team and the board members.



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With this team in place, I am confident that GigaMedia is on track to achieve even greater potential."

The Company also announced today the addition of two new board members. Daniel Wu and Gwo-yeu Tsai have each been appointed to GigaMedia's board of directors. Daniel Wu brings to the Company significant operational experience and extensive business relationships in Taiwan. He is currently chairman of Grand Pacific Petrochemical Corp., Biocare Corp. and Videoland Inc. in Taiwan. Mr. Wu also served as president of Grand Pacific Petrochemical Corp. from 1992 to 1994 and was president of Wyse Technology, Inc. from 1990-1994. He was chairman of Monte Jade Science & Technology Association from 1993 to 1994. Prior to that, Mr. Wu was chairman of Precision Semiconductor Mask Corp. from 1998 to 2000, and Vice Chairman of Crimson Asia Capital Holdings, Ltd. from 1997-2000. Mr. Wu received a bachelor of science in chemical engineering from National Taiwan University in 1970 and a Ph.D. in chemical engineering from the University of Delaware in 1976.

Gwo-yeu Tsai adds additional leadership and business experience to GigaMedia's board. Mr. Tsai currently serves as the chief secretariat of the board of directors of Taiwan Cement Corporation. He received his law degree from Soochow University and was born in 1950.

Daniel Wu and Gwo-yeu Tsai replace independent director and audit committee member Richard Yang and director and audit committee member David Chuang, who have resigned for personal reasons.


ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately 50% market share in Taiwan.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.


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Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in July 2003.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GigaMedia Limited
                                                 -------------------------------
                                                 (Registrant)

                                                 By: /s/ Hsia, Winston
                                                 -------------------------------
                                                 (Signature)
                                                 Name: Hsia, Winston
Date: July 16, 2003                              Title: Chief Financial Officer


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